Global Partner Acquisition Corp.

1 Rockefeller Plaza, 10th Floor

New York, New York 10020

(646) 756-2877

July 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Global Partner Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed July 3, 2017

File No. 001-37523

Dear Ms. Krebs:

Global Partner Acquisition Corp. (the “Company,” “Global Partner Acquisition,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated July 10, 2017 (the “Letter”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Per our prior discussions with the Staff, we have enclosed select pages of the Proxy Statement as Exhibit A, showing our proposed changes to the document. All blanks and bracketed items in the Proxy Statement will be completed in the Definitive Proxy Statement to be filed on EDGAR. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Questions and Answers About the Special Meeting, page 5

What is being voted on?, page 5

1.	Disclose the percentage of public shares that would need to be redeemed in order for the trust account to fall below the $5,000,001 of net tangible assets required to effect a business combination.

We have revised the Proxy Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 11, 2017

Why is the Company proposing the Extension Amendment Proposal and the Trust Amendment Proposal?, page 6

2.	We note your statement that you currently anticipate entering into an agreement with one of your prospective targets, but that you may not be able to consummate a business combination given the actions that must occur prior to closing. Discuss in greater detail the potential agreement with the prospective target, including the stage the agreement is in, whether you have a single prospective target, and the length of time negotiations have been occurring.

We have revised the Proxy Statement in response to the Staff’s comment.

How do the Company insiders intend to vote their shares?, page 9

3.	Please disclose here and under “Required Vote” on page 27 whether your management or any affiliates of the company intend to buy shares of common stock in the open market and/or through negotiated private purchases to vote such shares in favor of these proposals.

We have revised the Proxy Statement in response to the Staff’s comment to clarify that neither management nor any affiliates of the company intend to buy shares of common stock in the open market and/or through negotiated private purchases.

What interests do the Company’s Sponsor, directors and officers have in the approval of the proposals?, page 13

4.	To provide context, please disclose the number of Founder Shares and Placement Warrants held by your Sponsor and the amount paid for them. Clarify that the Founder Shares and Placement Warrants would be worthless if a business combination is not consummated. Also disclose the current amount of outstanding loans.

We have revised the Proxy Statement in response to the Staff’s comment.

Who is paying for this proxy solicitation?, page 15

5.	We note your statement that you are bearing the costs of the proxy solicitation. Please revise your disclosure to clarify what funds the company is using to complete this solicitation and indicate the impact such expenses may have on the amount of working capital available to the company during the possible extension period and following the consummation of any future merger transaction.

We have revised the Proxy Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 11, 2017

6.	We note that you may also solicit stockholders by telephone or other electronic means. All written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

We hereby confirm our understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

Trust Amendment Proposal, page 18

7.	We note that the provisions of your Investment Management Trust Agreement may only be changed, amended, or modified by the written consent of each party to the agreement. Please disclose whether each of these parties has consented to the proposed modification.

We have revised the Proxy Statement in response to the Staff’s comment.

*     *     *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Global Partner Acquisition Corp.’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
GLOBAL PARTNER ACQUISITION CORP.

By:	/s/ Paul Zepf
Name: Paul Zepf
Title: Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

Exhibit A

~~PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION, DATED JULY 3, 2017~~

GLOBAL PARTNER ACQUISITION CORP.
1 Rockefeller Plaza, 11th Floor
New York, New York 10020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST ~~2,~~3, 2017

TO THE STOCKHOLDERS OF GLOBAL PARTNER ACQUISITION CORP.:

You are cordially invited to attend the special meeting, which we refer to as the "Special Meeting", of stockholders of Global Partner Acquisition Corp., which we refer to as "we", "us", "our", "GPAC" or the "Company", to be held at 10:00 a.m. Eastern Time on August ~~2,~~3, 2017 at the offices of Ellenoff Grossman & Schole LLP, located at 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. The accompanying proxy statement, which we refer to as the "Proxy Statement", is dated July [•], 2017, and is first being mailed to stockholders of the Company on or about July [•], 2017. The sole purpose of the Special Meeting is to consider and vote upon the following proposals:

- a proposal to amend the Company's amended and restated certificate of incorporation, which we refer to as the "charter", in the form set forth in Annex A to the accompanying Proxy Statement, which we refer to as the "Extension Amendment" and such proposal the "Extension Amendment Proposal", to extend the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses, which we refer to as a "business combination", (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company's common stock included as part of the units sold in the Company's initial public offering that was consummated on August 4, 2015, which we refer to as the "IPO", from August 4, 2017 to November 6, 2017 (or February 5, 2018 if the Company has executed a definitive agreement for a business combination by November 6, 2017) or such earlier date as determined by the Board, which we refer to as the "Extension", and such later date, the "Extended Date";

- a proposal to amend the Investment Management Trust Agreement, which we refer to as the "Trust Agreement", dated July 29, 2015, by and between the Company and Continental Stock Transfer & Trust Company, which we refer to as "Continental", in the form set forth in Annex B to the accompanying Proxy Statement, to extend the date on which Continental must liquidate the trust account, which we refer to as the "Trust Account", established in connection with our IPO if the Company has not completed an initial business combination, from August 4, 2017 to ~~February 5, 2018,~~November 6, 2017 (or February 5, 2018 if the Company has executed a definitive agreement for an initial business combination by November 6, 2017), and to permit the withdrawal of funds from the Trust Account to pay stockholders who properly exercise their redemption rights in connection with the Extension Amendment, which we refer to as the "Trust Amendment" and such proposal the "Trust Amendment Proposal"; and

- a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal or the Trust Amendment Proposal, which we refer to as the "Adjournment Proposal". The Adjournment Proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Extension Amendment Proposal or the Trust Amendment Proposal.

Each of the Extension Amendment Proposal, the Trust Amendment Proposal and the Adjournment Proposal is more fully described in the accompanying Proxy Statement.

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In connection with the Extension Amendment Proposal, public stockholders may elect to redeem their shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding shares of common stock issued in our IPO, which shares we refer to as the "public shares", and which election we refer to as the "Election", regardless of whether such public stockholders vote "FOR" or "AGAINST" the Extension Amendment Proposal and the Trust Amendment Proposal. If the Extension Amendment Proposal and the Trust Amendment Proposal are approved by the requisite vote of stockholders, the remaining holders of public shares will retain their right to redeem their public shares when the proposed business combination is submitted to the stockholders, subject to any limitations set forth in our charter as amended by the Extension Amendment. In addition, public stockholders who do not make the Election would be entitled to have their shares redeemed for cash if the Company has not completed a business combination by the Extended Date. Global Partner Sponsor I LLC, which we refer to as our "Sponsor", owns 3,881,250 shares of our common stock, which we refer to as the "Founder Shares", that were issued to the Sponsor at the time of our IPO and 12,815,000 warrants, which we refer to as the "Placement Warrants", that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO.

To exercise your redemption rights, you must affirmatively vote either "FOR" or "AGAINST" the Extension Amendment Proposal and the Trust Amendment Proposal and demand that the Company redeem your shares for a pro rata portion of the funds held in the trust account, and tender your shares to the Company's transfer agent at least two business days prior to the Special Meeting (or ~~July 31,~~August 1, 2017). A redemption demand may be made by checking the box on the proxy card provided for that purpose and returning the proxy card in accordance with the instructions provided, and, at the same time, ensuring your bank or broker complies with the requirements identified elsewhere herein. You may tender your shares by either delivering your share certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) system. If you hold your shares in street name, you will need to instruct your bank, broker or other nominee to withdraw the shares from your account in order to exercise your redemption rights.

~~If the Extension Amendment is approved, our Sponsor has agreed to contribute to us as a loan $[•] for each public share that is not redeemed, for each calendar month (commencing on August 4, 2017 and on the 4th day of each subsequent month), or portion thereof, that is needed by the Company to complete an initial business combination from August 4, 2017 (the date by which the Company is currently required to complete its business combination) until the Extended Termination Date (the "Contribution"). For example, if the Company takes until February 5, 2018 to complete its business combination, which would represent six calendar months, the Company's insiders would make aggregate Contributions of approximately $[•] (assuming no public shares were redeemed). Each Contribution will be deposited in the Trust Account within seven calendar days from the beginning of such calendar month (or portion thereof). Accordingly, if the Extension Amendment and the Trust Amendment are approved and the Extension is implemented and the Company takes the full time through the Extended Termination Date to complete the initial business combination, the redemption amount per share at the meeting for such business combination or the Company's subsequent liquidation will be approximately $[•] per share, in comparison to the current redemption amount of $[•] per share (assuming no public shares were redeemed). The Contribution is conditioned upon the implementation of the Extension Amendment. The Contribution will not occur if the Extension Amendment and the Trust Amendment are not approved or the Extension is not completed. The amount of the Contribution will not bear interest and will be repayable by us to our Sponsor upon consummation of an initial business combination. If our Sponsor advises us that it does not intend to make the Contribution, then the Extension Amendment and the Adjournment Proposal will not be put before the shareholders at the Special Meeting and we will dissolve and liquidate in accordance with our charter. Our Sponsor will have the sole discretion whether to continue extending for additional calendar months until the Extended Termination Date.~~

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Company will issue a press release and file a Form 8-K with the Securities and Exchange Commission announcing the proposed business combination.

Approval of the Extension Amendment Proposal and the Trust Amendment Proposal are both a condition to the implementation of the Extension. We will not proceed with the Extension if the number of redemptions or repurchases of our public shares causes us to have less than $5,000,001 of net tangible assets (which would occur if there are redemptions or repurchases of more than [•]% of our public shares) following approval of the Extension Amendment Proposal and Trust Amendment Proposal.

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If the Extension Amendment Proposal and the Trust Amendment Proposal are approved, the approval of the Trust Amendment Proposal will constitute consent for the Company to (i) remove from the Trust Account an amount, which we refer to as the "Withdrawal Amount", equal to the number of public shares properly redeemed multiplied by the per-share price, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares and (ii) deliver to the holders of such redeemed public shares their portion of the Withdrawal Amount. The remainder of such funds shall remain in the Trust Account and be available for use by the Company to complete a business combination on or before the Extended Date. Holders of public shares who do not redeem their public shares now will retain their redemption rights and their ability to vote on a business combination through the Extended Date if the Extension Amendment Proposal and the Trust Amendment Proposal are approved.

Under the Trust Amendment Proposal, the Company will amend the Trust Agreement to (i) permit the withdrawal of the Withdrawal Amount from the Trust Account and (ii) extend the date on which to liquidate the Trust Account to the Extended Date.

Our Board has fixed the close of business on July 10, 2017 as the date for determining the Company stockholders entitled to receive notice of and vote at the Special Meeting and any adjournment thereof. Only holders of record of the Company's common stock on that date are entitled to have their votes counted at the Special Meeting or any adjournment thereof. On the record date of the Special Meeting, there were 19,406,250 shares of the Company's common stock outstanding, including 15,525,000 shares of the Company's common stock issued in our IPO and 3,881,250 Founder Shares. The Company's warrants do not have voting rights in connection with the Extension Amendment Proposal, the Trust Amendment Proposal or the Adjournment Proposal.

This Proxy Statement contains important information about the Special Meeting and the proposals. Please read it carefully and vote your shares.

We will pay for the entire cost of soliciting proxies from our working capital. We have engaged Morrow Sodali LLC, which we refer to as "Morrow", to assist in the solicitation of proxies for the Special Meeting. We have agreed to pay Morrow a fee of $15,000. We will also reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. While the payment of these expenses will decrease the cash available to us to consummate an initial business combination if the Extension is approved, we do not expect such payments to have a material effect on our ability to consummate an initial business combination.

This Proxy Statement is dated July [•], 2017 and is first being mailed to stockholders on or about July [•], 2017.

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If the Extension Amendment Proposal and the Trust Amendment Proposal are approved and the Extension is implemented, the removal of the Withdrawal Amount from the Trust Account in connection with the Election will reduce the amount held in the Trust Account following the Election. We cannot predict the amount that will remain in the Trust Account if the Extension Amendment Proposal and the Trust Amendment Proposal are approved and the amount remaining in the Trust Account may be only a small fraction of the approximately $[•] that was in the Trust Account as of June 30, 2017. In such event, we will need to obtain additional funds to complete an initial business combination, and there can be no assurance that such funds will be available on terms acceptable to the parties or at all.

If the Extension Amendment Proposal and the Trust Amendment Proposal are not approved and we have not consummated a business combination by August 4, 2017, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and less up to $50,000 of such net interest to pay dissolution expenses), divided by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Company's obligations under Delaware law to provide for claims of creditors and the other requirements of other applicable law.

There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless in the event of our winding up. In the event of a liquidation, our Sponsor will not receive any monies held in the Trust Account as a result of its ownership of the Founder Shares.

Our charter provides for the return of our IPO proceeds held in trust to the holders of shares of common stock sold in our IPO if there is no qualifying business combination(s) consummated on or before August 4, 2017. As explained below, we will not be able to complete an initial business combination by that date and therefore, we are asking for an extension of this timeframe.

While we are currently in discussions regarding business combination opportunities, we have not yet executed a definitive agreement for a business combination. ~~The~~There is no assurance that the Company ~~currently anticipates entering~~will enter into such an agreement with ~~one of its~~any prospective ~~targets, but~~target, and even if the Company enters into such an agreement, it may not be able to consummate such a business combination given the actions that must occur prior to closing.

The Company believes that given its expenditure of time, effort and money on finding a business combination, circumstances warrant providing public stockholders an opportunity to consider a business combination. Accordingly, the Board is proposing the Extension Amendment Proposal to amend our charter in the form set forth in Annex A hereto to extend the date by which we must (i) consummate a business combination, (ii) cease our operations if we fail to complete such business combination, and (iii) redeem or repurchase 100% of our common stock included as part of the units sold in our IPO from August 4,

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When would the Board abandon the Extension Amendment Proposal and the Trust Amendment Proposal?	Our Board will abandon the Extension Amendment and the Trust Amendment if our stockholders do not approve both the Extension Amendment Proposal and the Trust Amendment Proposal. In addition, notwithstanding stockholder approval of the Extension Amendment Proposal and the Trust Amendment Proposal, our Board will retain the right to abandon and not implement the Extension Amendment and the Trust Amendment at any time without any further action by our stockholders.
How do the Company insiders intend to vote their shares?	All of our directors, executive officers and their respective affiliates are expected to vote any common stock over which they have voting control (including any public shares owned by them) in favor of the Extension Amendment Proposal and the Trust Amendment Proposal. Currently, our Sponsor and our officers and directors own 20% of our issued and outstanding shares of common stock, including all of the Founder Shares. Our directors, executive officers and their respective affiliates do not intend to purchase shares of common stock in the open market or in privately negotiated transactions in connection with the stockholder vote on the Extension Amendment and the Trust Amendment.
What vote is required to adopt the Extension Amendment Proposal?	Approval of the Extension Amendment Proposal will require the affirmative vote of holders of at least 65% of our outstanding common stock on the record date. Approval of the Trust Amendment Proposal is a condition to the implementation of the Extension Amendment Proposal.
What vote is required to approve the Trust Amendment Proposal?	Approval of the Trust Amendment Proposal will require the affirmative vote of holders of at least 65% of our outstanding common stock on the record date. Approval of the Extension Amendment Proposal is a condition to the implementation of the Trust Amendment Proposal.
What vote is required to adopt the Adjournment Proposal?	The approval of the Adjournment Proposal requires the affirmative vote of the majority of the votes cast by stockholders represented in person or by proxy.
What if I don't want to vote "FOR" the Extension Amendment Proposal or Trust Amendment Proposal?	If you do not want the Extension Amendment Proposal or Trust Amendment Proposal to be approved, you must abstain, not vote, or vote "AGAINST" the proposals. You will be entitled to redeem your shares for cash in connection with this vote only if you vote "FOR" or "AGAINST" each of the Extension Amendment Proposal and the Trust Amendment Proposal and elect to redeem your shares for a pro rata portion of the funds available in the trust account in connection with the Extension Amendment and the Trust Amendment. If you abstain from voting on the Extension Amendment Proposal or the Trust Amendment Proposal, then you will not be eligible to redeem your shares. If the Extension Amendment Proposal and the Trust Amendment Proposal are approved, and the Extension is implemented, then the Withdrawal Amount will be withdrawn from the Trust Account and paid to the redeeming holders.
What happens if the Extension Amendment	Our Board will abandon the Extension Amendment and the Trust Amendment if our stockholders do not approve both the Extension Amendment Proposal and the Trust Amendment Proposal.

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Who can vote at the Special Meeting?

Only holders of record of our common stock at the close of business on July 10, 2017 are entitled to have their vote counted at the Special Meeting and any adjournments or postponements thereof. On this record date, 19,406,250 shares of our common stock were outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name. If on the record date your shares were registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting in person, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank. If on the record date your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you request and obtain a valid proxy from your broker or other agent.

Does the Board recommend voting for the approval of the Extension Amendment Proposal, the Trust Amendment Proposal and the Adjournment Proposal?

Yes. After careful consideration of the terms and conditions of these proposals, our Board has determined that the Extension Amendment, the Trust Amendment and, if presented, the Adjournment Proposal are in the best interests of the Company and its stockholders. The Board recommends that our stockholders vote "FOR" the Extension Amendment Proposal, the Trust Amendment Proposal, and the Adjournment Proposal.

Our Sponsor, directors and officers have interests in the proposals that may be different from, or in addition to, your interests as a stockholder. These interests include ownership of 3,881,250 Founder Shares~~, Placement Warrants and warrants that may become exercisable in the future and loans by them that will not be repaid in the event of our winding up~~ (purchased for $25,000) and 12,815,000 Placement Warrants (purchased for approximately $6.4 million), which would expire worthless if a business combination is not consummated, and the possibility of future compensatory arrangements. In addition, our Sponsor holds a promissory note in the amount of $1.2 million that may not be repaid if a business combination is not consummated. See the section entitled "The Extension Amendment Proposal and the Trust Amendment Proposal — Interests of our Sponsor, Directors and Officers".

Do I have appraisal rights if I object to the Extension Amendment Proposal and the Trust Amendment Proposal?

Our stockholders do not have appraisal rights in connection with the Extension Amendment Proposal or the Trust Amendment Proposal under the DGCL.

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